UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Warrant Inducement Agreement

On October 5, 2025, SEALSQ Corp (the “Company”) entered into a letter agreement (the “Warrant Inducement Agreement”) with the holders (the “Investors”) of Class A Warrants issued on July 15, 2025 (the “Class A Warrants”), whereby in consideration for exercising in full all of the existing Class A Warrants held by such Investors at the exercise price per Class A Warrant share as set forth in Class A Warrants of $4.60 (the “Warrant Exercise”), the Company agreed to (i) amend the Class A Warrants to provide for the issuance of ordinary shares of the Company, par value $0.01 per share (the “Ordinary Shares”), or Pre-funded Warrants (the “Pre-funded Warrants”), at the option of the holder, if, as a result of the exercise of the Class A Warrants, the holder’s beneficial ownership of the Ordinary Shares would exceed such holder’s beneficial ownership blocker election as set forth in its Class A Warrant immediately following such exercise, and (ii) issue registered Class C Warrants to the Investors (the “Class C Warrants” and together with the Pre-funded Warrants, the “Warrants”) to purchase up to 26,250,000 Ordinary Shares (175% of the number of Ordinary Shares or Pre-funded Warrants issued pursuant to the Warrant Exercise) (the “Transaction”).

The Transaction was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-286098), which was declared effective on April 2, 2025 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around October 7, 2025.

The purchase price of each Pre-funded Warrant is equal to the exercise price of $4.60 per Ordinary Share, minus $0.0001. Each Pre-funded Warrant is exercisable for one Ordinary Share at $0.0001 per Ordinary Share (subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Ordinary Shares) and the Pre-funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

The Class C Warrants entitle the holders to purchase up to a number of Ordinary Shares equal to 175% of the number of Ordinary Shares or Pre-funded Warrants issued pursuant to the Warrant Exercise, or 26,250,000 Ordinary Shares (subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Ordinary Shares). Each Class C Warrant is exercisable immediately on or after October 7, 2025 and at any time prior to 5:00 p.m., New York City time, on October 7, 2032, and has an exercise price per Ordinary Share equal to $5.10.

The following is a brief summary of certain terms and conditions of the Warrants.

Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of the Warrants. In lieu of a fractional Ordinary Share, we will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, at the election of the holder) of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Fundamental transactions

Under the Warrants, we have agreed that upon consummation of a Fundamental Transaction (as defined below), then, upon any subsequent exercise of the Warrants, the holder shall have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such Warrant is exercisable immediately prior to such Fundamental Transaction.

“Fundamental Transaction” means a transaction in which (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company. Notwithstanding the foregoing, a Fundamental Transaction shall not include (i) any merger of the Company, parent of the Company or any of their, direct or indirect, consolidated subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

No rights as a shareholder

Except as provided in the Warrants, the holder of a Warrant, solely in its capacity as holder of a Warrant, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares which it is then entitled to receive upon the due exercise of a Warrant.

Exchange listing

We do not plan on applying to list the Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

The foregoing description of the Warrant Inducement Agreement is qualified in its entirety by reference to the full text of the Warrant Inducement Agreement, which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and incorporated herein by reference.

The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the applicable Warrant, which are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 4.1 and 4.2 and incorporated herein by reference.

Warrant Inducement Agent

Maxim Group LLC is acting as warrant inducement agent and as a financial advisor in connection with the transaction (the “Warrant Inducement Agent”). We have agreed to pay the Warrant Inducement Agent a fee equal to 5.0% of the total proceeds received from the exercise of any and all of the Class A Warrants and the Warrants until November 5, 2025 (the “Fee”). The Fee will not be payable with respect to Class A Warrants or Warrants exercised at their original exercise price and with respect to which the Company does not offer the holders of the Class A Warrants or Warrants any additional consideration for such exercise. We have also agreed to reimburse the Warrant Inducement Agent up to $10,000 for the reasonable expenses incurred in connection with its engagement.

Increase of Authorized Capital

On October 6, 2025, the Company amended its Memorandum and Articles of Association to increase our authorized share capital from 200,000,000 Ordinary Shares to 500,000,000 Ordinary Shares, as approved by the Company’s board of directors on October 6, 2025.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association
4.1	Form of Pre-funded Warrant
4.2	Form of Class C Warrant
5.1	Opinion of Harneys regarding the validity of the securities being registered
10.1	Form of Warrant Inducement Letter Agreement
23.1	Consent of Harneys (included in Exhibit 5.1)
99.1	Press Release, dated October 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer